FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2006
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY A DIRECTOR

In compliance with paragraph 3.63 of the Listings Requirements of JSE Limited
(“the Listings Requirements”) we hereby advise that for financial planning purposes Mr. I D Cockerill has sold shares pursuant to the exercise of options which has been issued to him. Details of these transactions are set out below:

A.    Nature of Transaction
: Sale pursuant to the exercise of options
Transaction Date : 12 May 2006
Number of Shares : 70,000
Class of Security : Ordinary shares
Average Price per
Share
: R 161.9355
Total Value : R11 335 485.00
Option Strike Price : 70 000 options at a strike price of R20.90
Option Strike Date : 1 October 1999
Vesting Periods : A third of the total share option grant vests upon the second anniversary of the grant date and a
further third of the total option grant vests
annually on future anniversaries of the grant
date and share options expire no later than 7
years from the grant date.
Nature of Interest : Directly beneficial

In terms of paragraph 3.66 of the Listings requirements prior clearance for Mr. I D
Cockerill to deal in the above securities has been obtained from the Chairman of the Board of Gold Fields Limited.

12 May 2006
Sponsor:
JP Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 May 2006

GOLD FIELDS LIMITED
By:

Name: Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs